Exhibit 6

OPTION AGREEMENT

THIS Option AGREEMENT (the “Agreement”) is made and entered into this 24 day of September 2003, by and between Bank Leumi le-Israel B.M. (“BLL”), Bank Hapoalim B.M. (“BNHP” and together with BLL - the “Banks”) (each of BNHP and BLL may also be referred to herein as a “Bank”) and Mr. Howard P.L. Yeung and/or any of his affiliates (collectively, “HY”, or the “Purchaser”).

WITNESSETH:

WHEREAS pursuant to a Memorandum of Agreement between the Banks, HY and RADA Electronic Industries Ltd. (the “Company”) dated June 22, 2003 (the “Memorandum of Agreement” or the “MOA”) the Banks have purchased the Banks’ Warrants (as such term is defined below) from the Company; and

WHEREAS HY, as a major shareholder of the Company, and upon the terms and subject to the conditions set forth below, has agreed to grant the Banks a Put Option (as such term is defined below) with respect to the Banks’ Warrants; and

WHEREAS upon the terms and subject to the conditions set forth below, the Banks have agreed to grant HY a Call Option (as such term is defined below) with respect to the Banks’ Warrants;

WHEREAS HY’s obligations under this Agreement are separate from any obligations of the Company to the Banks, and HY has no liability whatsoever to the Banks with respect to any obligations, representations or warranties from the Company to the Banks.

NOW, THEREFORE, in consideration of the mutual representations, agreements, covenants and provisions set forth herein, the parties agree as follows:

1.	Definitions

Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the MOA. In addition, the following capitalized terms shall have the meaning ascribed to them as follows:

“Banks’ Warrants” means the Warrants that will be issued by the Company to each of the Banks at the Closing pursuant to the provisions of Section 2.3 of the MOA, in the form attached as Exhibit I hereto.

“Business Day” means a day (other than Saturday and Sunday) on which banks are normally fully open in Tel Aviv, London and New York for general (including inter- bank) business.

“Call Effective Date” means the last date of the Call Option Period.

“Call Option” means the right of HY to require each of the Banks to sel1 the Banks’ Warrants;

“Call Option Period” means a period of 18 months commencing at the Closing Date (including the first and the last date of such period) and an additional period of 45 days commencing on the first Business Day after the termination of the Put Option Period.

“Certificate” or “Certificates” means certificate or certificates representing the Warrant Shares.

“Exercise Price” means the price that shall be paid as consideration for the Banks’ Warrants in the event that a Call Option is exercised, as further detailed in Section 3.4 below.

“Option” means the Call Option or the Put Option, as the case may be.

“Option Exercise Date” means the date on which the Put Notice or the Call notice (as the case may be) was delivered or deemed to be delivered to the Bank or to the Purchaser (as the case may be) in accordance with the provisions of this Agreement.

“Pro-rata Proportion” means a prorated allocation reflecting a 40% share to BNHP and 60% share to BLL.

“Purchase Price” means the price that shall be paid as consideration for the Banks’ Warrants in the event that Put Option is exercised which is equal to US $1,251,000 (One Million Two Hundred Fifty One Thousand United States Dollars).

“Put Effective Date” means the last date of the Put Option Period.

“Put Option” means the right to require HY to purchase the Banks’ Warrants from each of the Banks (severally and not jointly) in consideration for the Pro-rata Proportion of each Bank of the Purchase Price;

“Put Option Period,” means a period of 45 days commencing at the first Business Day after the end of the period of 18 months commencing at the Closing Date (including the first date and the last date of such period).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Warrant Shares” means the Ordinary Shares of the Company, par value NIS 0.05 each, issuable pursuant to the exercise of the Banks’ Warrants in accordance with their terms.

2.	Put Option

2.1 Grant of Right. Subject to the conditions set forth below, HY grants the Banks the Put Option.

2.2 Duration. The Banks may exercise the Put Option during the Put Option Period. The Put Option shall expire on midnight (GMT) of the Put Effective Date. Upon the expiration of the Put Option the Banks shall forfeit all rights granted to it in connection with the Put Option under this Agreement.

2.3 Manner of Exercise. The Banks (severally and not jointly) may exercise the Put Option by delivering a written notice (the “Put Notice”) to HY with a copy to the Company demanding HY purchase the Banks’ Warrants from such Bank and pay the Bank its Pro-rata Proportion of the Purchase Price and designating a bank account into which such applicable Pro-rata Proportion of the Purchase Price shall be transferred at the Option Closing (as such term is defined below). The Put Notice shall be effective only if delivered, or deemed to be delivered, to HY on, or prior to, midnight (GMT) of the Put Effective Date. The Put Option may be exercised only once by each Bank and the Put Notice shall relate to all (and not less than all) of the Banks’ Warrants held by the applicable exercising Bank.

2.4 Security. The obligation of the Purchaser to purchase the Banks’ Warrants upon the exercise of the Put Option pursuant to the provisions of this Agreement, shall be secured by a standby Letter of Credit in the form attached as Exhibit II hereto (the “LOC”), issued by HSBC Republic Bank PLC or any other first tier international bank reasonably satisfactory to the Banks (the “Purchaser’s Bank”) that shall be delivered by HY to each of the Banks at the Completion (as such term is defined herein).

3.	Call Option

3.1 Grant of Right. Subject to the conditions set forth below the Banks (severally and not jointly) grant the Purchaser the Call Option.

3.2 Duration. The Purchaser may exercise the Call Option during the Call Option Period. The Call Option of each of the Banks shall expire on the earlier of (i) midnight (GMT) of the Call Effective Date or (ii) upon the exercise by such Bank of the Put Option in accordance with the provisions of this Agreement. Upon the expiration of the Call Option the Purchaser shall forfeit all rights granted to it in connection with the Call Option under this Agreement.

3.3 Manner of Exercise. The Purchaser may exercise the Call Option by delivering a written notice (the “Call Notice”) to each of the Banks with a copy to the Company demanding such Bank sell and deliver the Banks’ Warrants (or any part thereof) to the Purchaser. The Call Notice shall be effective only if delivered, or deemed to be delivered, to such Bank on, or prior to, midnight (GMT) of the Call Effective Date.

3.4 Exercise Price. In the event that the Purchaser shall elect to exercise the Call Option, the Purchaser shall pay the applicable Bank its Pro-rata Proportion of an amount equal to US $1,251,000 (One Million Two Hundred Fifty One Thousand United States Dollars) (the “Call Option Consideration”) provided, however, that if the Market

Price (as defined in the MOA) on the Option Exercise Date (the “Effective Price”) is higher than the Market Price on the Closing Date of the MOA (the “Base Price”), the Purchaser shall pay the applicable Bank its Pro-rata Proportion of an additional amount (the “Additional Payment”) that shall be calculated as follows:

3.4.1 In the event that the Effective Price is greater than the Base Price and is equal to not more than 150% of the Base Price - the Additional Payment will be equal to 25% of the difference between the Base Price and the Effective Price (multiplied by the actual number of the purchased Banks’ Warrants), but in any event not more than $312,750 (Three Hundred Twelve Thousand, Seven Hundred Fifty U.S. Dollars).

3.4.2 In the event that the Effective Price is greater than the Base Price and is higher than 150% of the Base Price—the Additional Payment shall be equal to $312,750 plus 16.5% of the difference between 150% of the Base Price and the Effective Price (multiplied by the actual number of purchased Banks’ Warrants) but in any event the Additional Payment shall not be more than $519,165 (Five Hundred Nineteen Thousand, One Hundred Sixty Five US Dollars).

3.4.3 In any event the Exercise Price (i.e., the Call Option Consideration plus the Additional payment, if any) shall not exceed the amount of $1,770,165 (One Million Seven Hundred Seventy Thousand, One Hundred Sixty-Five US Dollars).

4	Representations and Covenants of the Banks

Each Bank represents, warrants and covenants as follows:

4.1 Authority. This Agreement has been duly authorized and validly executed and delivered by such Bank and constitutes a valid and binding agreement of the Bank enforceable against it in accordance with its terms.

4.2 Ownership. Each Bank is the sole owner of its applicable Pro-rata Proportion of the Banks’ Warrants issued to it and such Banks’ Warrants, and the Warrant Shares are non assessable, free and clear of all liens, pledges, encumbrances, attachment or other third party rights, except for the rights of the Purchaser under this Agreement.

4.3 No Conflicts. The execution, delivery and performance of this Agreement by the Bank and the consummation by the Bank of the transactions contemplated hereby, do not, to the knowledge of the Bank and pursuant to any Israeli applicable law, require the approval or consent of any third party, do not and will not result in a violation of any Israeli applicable law, rule , regulation, order, judgment or decree applicable to the Banks, nor are the Banks otherwise in violation of, conflict with or default under any of the foregoing.

4.4 Restrictions. The Banks shall not sell, assign, transfer, convey, pledge, or otherwise dispose of or deliver to any third party, the ownership of or the title to the Banks’ Warrants, to the Warrant Shares or any rights related or connected thereto prior to midnight (GMT) of the Call Effective Date (the “Lock-up Period”), except as expressly provided for herein. The Banks’ Warrants shall not be exercisable during the Lock-up Period, unless any of the Options is exercised.

5.	Representations of the Purchaser

The Purchaser hereby represents and warrants as follows:

5.1 Investment Representation. The Purchaser is purchasing the Banks’ Warrants for its own account for investment purposes and not with a view to or intention of resale of distribution of the Banks’ Warrants. The Purchaser has no present plan, intention or arrangement (whether or not legally binding) at any time to sell the Banks’ Warrants to or through any person or entity. The Purchaser agrees that it will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to purchase, transfer or otherwise acquire or take a pledge of) any of the Banks’ Warrants except in compliance with the federal securities acts, applicable state or foreign securities laws and the respective rules and regulations thereunder.

Notwithstanding the foregoing, and except for the Purchaser’s representation under Section 5.1 above, and subject thereto, the Purchaser is not agreeing to hold the Banks’ Warrants for any particular period of time.

5.2 Accredited Investor Status. The Purchaser is an “accredited investor” and/or “sophisticated investor” as described in the Securities Act and the regulations promulgated thereunder.

5.3 Major Shareholder. The Purchaser is a major shareholder of the Company and in such capacity the Purchaser acknowledges that he is familiar with the Company’s business, financial conditions and prospects and that he enters into this Agreement only in reliance on the information and data known to him as stated above. The Purchaser further confirms that he is not relying on any oral or written representations, warranties or other assurances from the Banks with respect to the Company or its business, operations, prospects, or financial affairs.

5.4 Rule 144. The Purchaser acknowledges and understands that the Banks’ Warrants and the Warrants and the Warrant Shares will be considered “restricted securities” within the meaning of Rule 144 under the Securities Act; that Rule 144 may not e available to exempt from the registration requirements of securities Act resale’s of such restricted securities; that if Rule 144 is available, resale’s may be made on reliance upon Rule 144 only in accordance with the terms conditions of Rule 144, and that , if the exemption for such sales is not available registration of the Banks Warrants and the Warrant Shares under the Securities Act and the state securities laws maybe required.

5.5 Foreign Person. The purchaser is not a “U.S. Person” (as such term is defined in Rule 902(b) of Regulation S promulgated under the Securities Act.

5.6 Absence of Conflicts. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and compliance with the requirements hereof by the purchaser, will not (i) violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on Purchaser; (ii) constitute a default under, or a breach of, any agreement, undertaking or obligation of the Purchaser or (iii) require the approval of any third-party (which has not been obtained) pursuant to any applicable law or agreement to which the Purchaser is subject.

5.7 Independent Investigation. In making its investment decision to grant the Put Option and to purchase the Banks’ Warrants, the Purchaser has relied solely upon an independent investigation made by the Purchaser and his representatives, if any, of the Company and the Purchaser is not relying on any oral or written representations, warranties or other assurances from the Banks or any of the Banks’ representatives with respect to the Company or its business, operations, prospects, management or financial affairs. The Purchaser has been afforded access and opportunity to examine all publicly available documents relating to the Company. The Purchaser had an opportunity to discuss the Company’s business, operations, prospects, management and financial affairs with the Company’s management.

5.8 No Governmental Review. The Purchaser understands that no United States federal or state agency or any other U.S. or Israeli government or governmental agency has passed on or made any recommendation or endorsement of the Banks’ Warrants or the fairness or suitability of the investment in the Banks’ Warrants nor have such authorities passed upon or endorsed the merits of the sale of the Banks’ Warrants, as contemplated in this Agreement.

6.	Legends

6.1 The Banks’ Warrants and each Certificate, or any warrant or certificate representing any other securities issued in respect of the Banks’ Warrant or the Warrant Shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall (unless otherwise permitted or unless securities evidenced by such Banks’ Warrant, Certificate, warrants or certificate shall have been registered under the Securities Act) be stamped or otherwise imprinted with the legend substantially in the following form (in addition to any legend required under any applicable law):

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS. NEITHER THIS SECURITY NOR NAY INTEREST OR PARTICIPATION HEREIN MAY BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE OR FOREIGN SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

6.2 For avoidance of doubt and subject to the provisions of Section 4.3 hereof, this Legend shall not prejudice any rights of the Banks pursuant to this Agreement.

7.	Option Closing

7.1 Option Closing: Option Closing Date. In the event that any Option shall be duly exercised by the purchaser or the Banks, as the case may be, the closing (the “Option Closing”) of the sale and purchase of the Banks’ Warrants shall be held on the date (the “Option Closing Date”) falling five (5) Business Days following the Option Exercise Date.

7.2 Option Closing Place. The Option Closing shall take place on 10 AM (Israel Time) on the Option Closing Date at the offices for S. Friedman & Co., Advocates at 25 Hamered Street, Tell Aviv, Israel or on such other date, time and place as shall be agreed between the applicable Bank and the Purchaser.

7.3 Transactions at Option Closing. At the Option Closing, the transactions detailed herein shall occur simultaneously (no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered).

7.3.1 In the event that the Banks’ Warrants are being delivered pursuant to a Put Notice, the Purchaser shall transfer the Purchase Price to the bank account designated by the applicable Bank in the Put Option Notice.

7.3.2 In the event that Purchaser shall not transfer the Purchase Price at the Option Closing as provided in Section 7.3.1 above, the applicable Bank shall instruct the purchaser’s Bank to act in accordance with the LOC and to transfer the Purchase Price in immediately available funds to the bank account designated by the applicable Bank in the Put Option Notice. For the avoidance of doubt, it is hereby clarified that no Warrants shall be delivered by the Banks until the full payment of the Purchase Price by the Purchaser or the Purchaser’s Bank.

7.3.3 In the event that the Banks’ Warrants are being delivered pursuant to a Call Notice, the Purchaser shall transfer the Exercise Price to the bank account designated by the Bank in the Call Notice.

7.3.4 In the event that the Purchaser shall pay the Purchase Price at the Option Closing as provided in Section 7.3.1 above, or in the event that the Banks’ Warrants are being delivered pursuant to a Call Notice as provided in Section 7.3.3 above, the Banks shall promptly notify the Purchaser’s Bank of the cancellation of the LOC and promptly thereafter shall deliver to the Purchaser a written confirmation of such cancellation.

7.3.5 The applicable Bank shall transfer and deliver to the Purchaser the applicable Banks’ Warrants together with a duly executed and completed Assignment Form, in the form attached to each of the Banks’ Warrants, assigning and transferring the applicable Banks’ Warrants to the Purchaser (or in such name or names as otherwise designated in writing by the Purchaser).

8.	Condition Precedent

This Agreement is subject to the completion of the Closing as contemplated in the MOA, under the terms and conditions set forth therein. Should such Closing not be completed, this Agreement shall be null and void.

9.	Completion

9.1 Completion. Subject to the fulfillment of the condition precedent as detailed in Section 8 hereof, the closing (the “Completion”) of this Agreement shall take place on September 24, 2003.

9.2 Transactions at Completion. At the Completion, the transactions detailed herein shall occur simultaneously (no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered):

9.2.1 The Parties shall execute this Agreement (if not executed earlier by them);

9.2.2 HY shall deliver to each of the Banks the applicable LOC securing each Bank’s Pro-rata Proportion of the Purchase Price.

10.	Confidentiality

10.1 Except: (i) as required under applicable law, regulations or governmental or judicial orders, stock exchange rules or practice; (ii) as expressly provided for herein; (iii) as may be required for the performance of this Agreement and the exercise of the parties; respective rights hereunder; and (iv) with the prior written consent of the other party, each party hereto agrees that it shall at all times keep this Agreement and its terms confidential and not divulge or make accessible any non-public information concerning or relating to the business or financial affairs of the other party to this Agreement, its shareholders, subsidiaries and affiliates.

10.2. Without derogating from the generality of the above, the parties hereto acknowledge that this Agreement and the relationship and arrangements contemplated by this Agreement have been described or will be required to be described in the annual Report on Form 20-F of the Company or any amendment thereof, to be filed electronically by the Company with the SEC from time to time as may be required by the applicable law, in the proxy statements that have been sent to the shareholders of the Company in connection with the approval of the transactions contemplated herein and in the MOA and in other filings and announcements that the Company may be required to submit to the SEC or to any other regulatory authority or to NASDAQ authorities pursuant to any applicable law, regulations and rules (collectively, the “Filings”) and, specifically, this Agreement may be deemed a material contract required to be filed with regulatory authorities and/or made available for inspection in connection with such Filings.

11.	Miscellaneous

11.1 Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents and may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby. Without derogating from the above, the parties shall promptly file with the SEC and any other governmental or other formal authority any required materials relating to the transactions contemplated by this Agreement.

11.2 Governing Law; Jurisdiction. This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof except for its securities aspects, which shall be governed by U.S. law. The parties hereby irrevocably submit to the sole and exclusive jurisdiction of the competent courts in the Tel Aviv-Jaffa district, Israel to resolve any dispute arising out of or in connection with this Agreement.

11.3 Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without prior consent in writing of the other party to this Agreement.

11.4 Entire Agreement; Amendment and Waiver. This Agreement and the Exhibits hereto, in addition to the MOA and the Amendments thereof, duly signed by al parties, constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

11.5 Notices, etc. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger or air courier, addressed to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

if to the Purchaser:	Mr. Howard P. L. Yeung 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong Facsimile: +852-28 45 92 89 Attention: Mr. Roy Chan

with a copy to: MBV Law LLP 855 Front Street San Francisco, CA 94111 U.S.A. Fax: 415-433-6563 Attention:: Robert T. Burke, Esq.

if to the Banks

Bank Leumi Le-Israel B.M..

Corporate Division

32 Yehuda Halevi Street

Tel Aviv, Israel

Facsimile: 972-3-5149017

Attention: Technology Sector

Bank Hapoalim B.M..

Head Offices

Special Credits Department

Zion Building,

41-45 Rotschild Avenue

Tel Aviv, Israel

Facsimile: 972-3-5674112

Attention: Mr. Avraham Aroch

if to the Company

RADA Electronics Industries, Ltd.

Adar House, 7 Giborei Israel Street

Sapir Industrial Zone, Netanya, Israel

Facsimile: 972-9-885-5885

Attention: CEO

with a copy to:

S. Friedman & Co. Advocates

The Trade Tower, 25 Hamered Street

Tel Aviv, Israel

Facsimile: 972-3-796 1501

Attention: Sarit Molcho, Adv.

Such notice shall be deemed delivered (i) if mailed by registered mail on the third Business Day following the date on which it is so mailed, if mailed in the same country, or on the tenth Business Day following the date on which it is so mailed, if mailed from a country that is different than the country of destination, (ii) if sent by messenger, upon delivery, (iii) if sent via telecopier, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-Business Day) on the first Business Day following transmission and electronic confirmation of receipt and (iv) if sent by air express courier on the second Business Day following the date it is so sent (provided, however, that any notice of change of address shall only be valid upon receipt).

11.6 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach of default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

11.7 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

11.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterparts, and all of which together shall constitute one and the same instrument.

11.9 Expenses. Each party hereto agrees to bear its own expenses (including, without limitations legal fees and expenses) in connection with the negotiation and preparation of this Agreement, and the performance of the transactions contemplated hereby.

11.10 Preamble, Exhibits, Titles and Subtitles. The preamble of this Agreement and all Exhibits and Schedules attached hereto constitute an integral part hereof. The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

11.11 Stamp Duty. Stamp duty, if applicable, shall be paid by the Company.

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IN WITNESS WHEREOF the parties have signed this Option Agreement as of the date first hereinabove set forth.

HOWARD P.L. YEUNG		BANK LEUMI LE-ISRAEL B.M.

By:	/s/	By:	/s/

		Name:	Shuki Zeitak

		Title:	Customer Relationship Manager
BANK HAPOALIM B.M.

By:	/s/

Name:	ABRAHAM AROCH

By:	/s/

Name:	SILBERSTEIN EMANUEL

Title: